ENTHEOS TECHNOLOGIES, INC.

SUITE 216 – 1628 WEST 1ST AVENUE

VANCOUVER, B.C.  V6J 1G1

August 24, 2006

BY EDGAR

Jorge L. Bonilla

Senior Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20649

Mail Stop 4561

Re:

Entheos Technologies, Inc.

File No. 000-30156

Form 10-K for Fiscal Year Ended

December 31, 2005

Dear Sir:

Reference is hereby made to your letter dated August 10, 2006 (the “August 10th Letter”).  The following response is keyed to your numbered comments set forth in the August 10th Letter.

Comment:

2.  Your support for your position furnished in your response to our prior comment two is not persuasive to us.  In future filings, revise your disclosure to properly disclose the common control relationship that exists between the Company and International Energy, Inc. in accordance with paragraph 4 of SFAS 57.

Response:

We acknowledge receipt of your letter and your comments.  We will provide appropriate disclosure in all future filings in accordance with paragraph 4 of SFAS 57.

Should you have any further questions, please do not hesitate to contact us.

Very truly yours,

Entheos Technologies, Inc.

By:  /s/ Harmel S. Rayat

Harmel S. Rayat, President